Biofrontera
Deep in dermatology

INVESTOR PRESENTATION

Prof. Dr. Hermann Lübbert, CEO
Thomas Schaffer, CFO
March 2020

Issuer Free Writing Prospectus dated February 27, 2020
Filed Pursuant to Rule 433 under the Securities Act of 1933 Registration Statement No. 333-236021
Relating to Preliminary Prospectus Supplement dated February 26, 2020, to the Prospectus dated February 18, 2020

FORWARD-LOOKING STATEMENTS

Biofrontera
Deep in dermatology

This Free Writing Prospectus ("FWP") includes forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this FWP regarding our strategy, future operations, regulatory process, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words "believe", "anticipate", "intend", "expect", "target", "goal", "estimate", "plan", "assume", "may", "will", "predict", "project", "would", "could" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Factors that could cause such differences include, but are not limited to:

- our ability to achieve and sustain profitability;
- our ability to compete effectively in selling our products;
- our ability to expand, manage and maintain our direct sales and marketing organizations;
- our ability to successfully integrate the Cutanea Life Sciences, Inc. ("Cutanea") business, which we acquired on March 25, 2019, and realize our goals for this acquisition;
- our actual financial results may vary significantly from forecasts and from period to period;
- our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing;
- our ability to market, commercialize, achieve market acceptance for and sell our products and product candidates;
- market risks regarding consolidation in the healthcare industry;
- the willingness of healthcare providers to purchase our products if coverage, reimbursement and pricing from third party payors for procedures using our products significantly declines;
- our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;
- the regulatory and legal risks, and certain operating risks, that our international operations subject us to;
- the fact that product quality issues or product defects may harm our business;
- any product liability claims;
- the progress, timing and completion of our research, development and preclinical studies and clinical trials for our products and product candidates; and
- our expectations regarding the merits and outcomes of pending or threatened litigation, including the lawsuit brought by DUSA Pharmaceuticals, Inc. ("DUSA") against us before the District Court of Massachusetts claiming patent infringement, trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices.

Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

You should read the prospectus supplement, the accompanying prospectus and the documents that we have filed as exhibits to the registration statement completely and with the understanding that our actual future results may be materially different from what we expect. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those described in the section of the prospectus supplement entitled "Risk Factors" and elsewhere in the prospectus.

We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This presentation highlights basic information about Biofrontera AG and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Biofrontera AG has filed a registration statement (including a base prospectus dated February 18, 2020 and preliminary prospectus supplement dated February 26, 2020) with the SEC for the offering to which this presentation relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in the registration statement and other documents Biofrontera AG has filed with the SEC for more complete information about Biofrontera AG and the offering. You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, Biofrontera AG or any underwriter participating in the offering will arrange to send you the prospectus supplement and the prospectus if you contact The Benchmark Company, 150 East 58th Street 17th Floor, New York, New York 10155, telephone: (212) 312-6700 or e-mail: Prospectus@Benchmark.com.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

Biofrontera
Deep in dermatology

Issuer	Biofrontera AG
Offering Type	US ADS's as part of a global offering including a rights offering of mandatory convertible bonds to existing shareholders
NASDAQ / Frankfurt Symbols	BFRA / B8F
Stock Price as of Feb 26, 2020 Frankfurt Ordinary US ADS	 EUR 4.68 ($5.09) $10.95
ADR ratio	1 ADS is equivalent to 2 Ordinary Shares
Anticipated Global Offering Gross Proceeds	EUR 16 million
Anticipated Pricing	The issue price of the ADS's and subscription price of the bonds are to be identical
Use of Proceeds	▪ Clinical studies for label expansion of Ameluz® ▪ Sales and marketing efforts for Ameluz® in the USA ▪ Working capital and general corporate purposes
Sole Book Running Manager	The Benchmark Company
Lead Manager	Lake Street Capital Markets
ADS custodian	BNY Mellon

BIOFRONTERA AT-A-GLANCE

Biofrontera
Deep in dermatology

HEADQUARTERS	PRODUCTS	SALES FORCE	FINANCIAL PERFORMANCE	STOCK MARKET
Headquartered in Leverkusen, Germany; US-headquarters in Woburn, MA	Biofrontera's PDT drug Ameluz® is approved in the U.S., EU, Switzerland and Israel In the U.S. Biofrontera also markets the new topical antibiotic Xepi™	Dedicated sales teams in the U.S., Germany, Spain and the UK	Strong revenue development: 50% growth year-over-year	Listed on the Frankfurt Exchange (B8F) and Nasdaq (BFRA)

Corporate strategy

- We intend to optimize the market potential of Ameluz® and Xepi™ through expansion of labels
- Our goal is to position Biofrontera amongst the most innovative specialty pharmaceutical companies in dermatology

NON-MELANOMA SKIN CANCER

Biofrontera
Deep in dermatology

Epidemiology [1]

- BCC: >4 million BCC treatments annually in the U.S.
- AK: >58 million patients in the U.S., particularly the elderly population
- SCC: second most dangerous skin cancer after melanoma

Progression [2,3,4]

- Recent data show that mild or even invisible AK has a higher chance of progression to SCC than severe (with strong hyper-keratosis) AK
- If an AK lesion progresses to SCC, it does so in about 2 years on average


Actinic keratosis (AK)


Squamous cell carcinoma (SCC)


Basal cell carcinoma (BCC)

Sources:
1. http://www.skincancer.org/skin-cancer-information
2. Schmitz et al., J EurAcadDermatolVenereol. 2016 Aug;30(8):1303-7
3. Fernández-Figueraset al., J EurAcadDermatolVenereol. 2015 May;29(5):991-7
4. Fuchs & Marmur, DermatolSurg. 2007 Sep;33(9):1099-101

AMELUZ® IS A GEL FORMULATION FOR TOPICAL USE

Biofrontera
Deep in dermatology

EU Approval*
Basal Cell Carcinoma (BCC)
Actinic Keratosis (AK)
Field Cancerization
Daylight PDT

US Approval**
Lesion- and field-directed treatment of AK

IP
IP protection until 2027*
(granted in many parts of the world)


NDC 70621-101-10
Rx Only
Ameluz®
(aminolevulinic acid HCl) Gel, 10%
For Topical Use Only with BF-Rh
Healthcare Profession
NDC 70621-101-01
Lot:
Ameluz®
(aminolevulinic acid HCl) Gel, 10%
Rx Only



EU/US
Medical device in the EU;
Approved for PDT with Ameluz® in the U.S.

- * Treatment of actinic keratosis of mild to moderate severity on the face and scalp (Olsen grade 1 to 2) and of field cancerization in adults. Treatment of superficial and/or nodular basal cell carcinoma unsuitable for surgical treatment due to possible treatment-related morbidity and/or poor cosmetic outcome in adults. Full EU SmPC can be found at http://www.ema.europa.eu/docs/en_GB/document_library/EPAR_-_Product_Information/human/002204/WC500120044.pdf

** Ameluz® gel, a porphyrin precursor, in combination with photodynamic therapy using BF-RhodoLED® lamp, is indicated for the lesion-directed and field-directed treatment of actinic keratoses of mild-to-moderate severity on the face and scalp. Full US prescribing information for Ameluz® and the U.S. User manual for BF-RhodoLED® can be found at https://www.accessdata.fda.gov/drugsatfda_docs/nda/2016/208081Orig1s000LBL.pdf

* Patent application pending in the U.S.

OUR GOAL: POSITION AMELUZ® AS THE TOP PDT DRUG AND EXPAND THE PDT MARKET

Biofrontera
Deep in dermatology

EU - Strategy

- Position Ameluz® as the **top PDT drug for AK treatment** (achieved in Germany and Spain)
- **Expand the PDT market through daylight PDT** to compete with topical drugs
  - Average ex-factory price per tube of Ameluz®: EUR 150
  - Dermatologists in Europe have favored topical prescriptions due to, we believe, lack of reimbursement for procedures such as PDT
  - We believe the recent approval to market Ameluz® for use in combination with daylight PDT will enable patients to obtain reimbursement more easily
  - We believe cryotherapy is unpopular due to perceived poor efficacy, high recurrence rates, bad cosmetic outcome and lack of reimbursement


7%
7%
86%
topicals
cryotherapy*
PDT

Estimated market size: 2.1 million** prescriptions for AK p.a.

* Share of cryotherapy estimated since no reliable data available
**IMS data 2016

OUR GOAL: POSITION AMELUZ® AS THE TOP PDT DRUG AND EXPAND THE PDT MARKET

Biofrontera
Deep in dermatology

US - Strategy

- Position Ameluz® as the top PDT drug for AK treatment
- Expand PDT market by taking away market share from topicals and cryotherapy
  - 2020 list price per tube of Ameluz®: US$ 299
  - 3% PDT treatments of the AK market represent annual PDT drug sales of estimated US$ 140 million
  - Most U.S. dermatologists have traditionally preferred cryotherapy
  - We believe that new CPT codes and medical need for field therapy are now more favorable for PDT


This 3% segment represents a $ 140M drug market
13%
84%
cryotherapy*
topicals
PDT

Estimated market size: 12.6 million AK treatments p.a.*

* based on Biofrontera review of 2016 publicly available information, i.e. IMS data

REIMBURSEMENT OF PDT WITH AMELUZ®

Biofrontera
Deep in dermatology

CPT-codes (Jan 2020)*

Avg. payment to dermatologist in USD

Efficacy rates	Avg. payment to dermatologist
PDT performed by other health care workers	$136
PDT without debridement, by qualified health care professional	$218
PDT with debridement (i.e. targeted curettage, abrasion), by qualified health care professional (USPI of Ameluz®)	$274
Cryotherapy capped at >14 lesions	$162

The Centers for Medicare and Medicaid Services (CMS) have assigned new CPT-codes in January 2020.

Qualified health care professionals are MDs, PAs, and NPs
*Source: CMS website

WE BELIEVE XEPI™ IS THE FIRST NEW TOPICAL ANTIBIOTIC TO ENTER THE US-MARKET IN OVER 10 YEARS

Biofrontera
Deep in dermatology

Licensed from Ferrer
Xepi™ offers a brief five-day treatment course with only two doses daily

FDA approved in 2018
Topical antibiotic used to treat impetigo

IP
IP protection until 2032


Xepi™
NDC 70363-011-30
For Topical Use Only
Not For Ophthalmic, Oral, Intranasal, or Intravaginal Use
30g
Rx Only
Cutanea
Xepi™
(ozenoxacin) Cream, 1%
For Topical Use Only
Not For Ophthalmic, Oral, Intranasal, or Intravaginal Use
30g
Rx Only
Cutanea

Extended US-product portfolio through acquisition of Cutanea Life Sciences in March 2019.

XEPI™ advantages*:

- Approved for impetigo due to Staphylococcus aureus or Streptococcus pyogenes, including antibiotic resistant strains such as MRSA
- Approved for adults and pediatric patients 2 months of age and older

See full prescribing information at xepicream.com

XEPI™: TOPICAL ANTIBIOTICS MARKET IN THE U.S.

Biofrontera
Deep in dermatology

Short-term strategy:

1) Position Xepi™ (ozenoxacin) as the #1 choice for topical antibiotic prescribed by dermatologists

2) Take away market share from generic topical antibiotics

- Dermatologists write 10% of all prescriptions for generic topical antibiotics.
- Dermatologists issue ~ 1 million prescriptions annually; most prescriptions per patient among all specialty physicians.
- Pediatric dermatologists serve as opinion leaders for pediatricians.

Long-term strategy:

1) Focus on pediatricians and pediatric dermatologists with ~ 1.7 MM prescriptions annually

2) Our goal is to establish Xepi™ as the first choice in skin and soft tissue infections through expansion of label

Estimated market size:
10.8 million prescriptions annually

Generic mupirocin (topical antibiotic) prescription share by specialty


Pediatrics 18%
Dermatology 10%
Internal Medicine 7%
All others 26%
Physician Assistant 11%
Family Practice 12%
Nurse Practitioner All Specialities 16%

Data Source: IMS - NPA MAT July 2018

CORPORATE STRATEGY

Biofrontera
Deep in dermatology

Biofrontera's strategy is to optimize the market potential and market positioning of its current product portfolio.

Step 1

Position Ameluz® as No. 1 drug in AK

- Develop larger PDT lamp
- Get approval to use up to 3 tubes in one treatment
- Get approval for treatment of AK in the periphery

Step 2

Develop Ameluz® for NMSC

- Superficial and nodular BCC
- SCC in situ

Step 3

Develop Ameluz® for additional indications

- Moderate to severe acne
- Other indications possible

Step 4

Expand Xepi™ label beyond impetigo through clinical trials and future FDA approval

Step 5

Develop new products based on our proprietary nanoemulsion technology

Research collaboration with Maruho Co., Ltd to further develop branded generics

DEVELOPMENT PIPELINE

Biofrontera
Deep in dermatology

Product	Indication / comments	Territory	Pre-clinical	Clinical Phase			Submitted	Status
				I	II	III		
Ameluz®	Actinic keratosis (AK), field cancerization	EU, CH, IL	●	●	●	●	●	On market
Ameluz®	AK, lesion- and field-directed	US	●	●	●	●	●	On market
Ameluz®	Basal cell carcinoma	EU	●	●	●	●	●	On market
Ameluz®	AK: Daylight PDT	EU/CH	●	●	●	●	●	On market
Ameluz®	AK: Trunk & extremities	EU	●	●	●	●	●	Positive Opinion EMA
Ameluz®	AK: Trunk & extremities	US	●	●	●	●	●	Phase III in preparation
Ameluz®	Basal cell carcinoma	US	●	●	●	●		Phase III ongoing
Ameluz®	Squamous cell carcinoma in situ	EU/US	●	●	●			Not yet started
Ameluz®	Acne	EU/US	●	●	●			Phase II in preparation
Ameluz®	AK: Pharmacokinetic study	US		●				Ongoing
BF-RhodoLED XL™	Treatment of larger body regions	US/EU						Submission in preparation

2019 PRELIMINARY PRODUCT SALES EXCEED LATEST GUIDANCE

Biofrontera
Deep in dermatology

- FY 2019 preliminary revenue between EUR 31.1 and 31.4 million representing y/o/y sales growth of almost 50%
- Q4 sales of approximately EUR 12.2 million compared to 6.6 million in Q4 2018 representing highest quarterly sales in corporate history
- USA product sales of approximately EUR 23.3 million representing y/o/y sales growth of approximately 57%

  Steadily growing US business & purchases by some practices in December in advance of January 1, 2020 6% price increase
- Revenues from product sales in Germany of EUR 4.6 million representing y/o/y sales growth of approximately 40%

  Sales increases in Germany & Spain due to European approval for Ameluz in combination with daylight PDT
- European product sales revenues, exclusive of Germany, were essentially on par with previous year with increasing revenues in Spain and the United Kingdom offsetting lower revenues with license partners

PRODUCT SALES

Biofrontera
Deep in dermatology

In EUR thousands


Other Regions
USA
Europe (ex. GER)
Germany
3,096
4,138
6,130
12,025
21,107
~31,250
+114%
+98%
~+48%
2014
2015
2016
2017
2018
2019

BIOFRONTERA SHARES

Biofrontera
Deep in dermatology

Key stock information

Listing	Frankfurt	Nasdaq
Ticker Symbol	B8F	BFRA
Price per Share (as of Feb 26, 2020) 1 ADS = 2 common shares	€4.68 per share	US$ 10.95 per ADS
52 Week High-Low	€8.07 - €4.02	$18.32 - $9.00
Shares Outstanding	44,849,365	
Market Cap (as of Feb 26, 2020)	~US$ 244M	

Analyst coverage

Financial Institution	Analyst
Benchmark & Co	Bruce Jackson
Lake Street Capital	Thomas Flaten
sc-consult GmbH	Holger Steffen

LTM share price development: B8F


8,50 €
8,00 €
7,50 €
7,00 €
6,50 €
6,00 €
5,50 €
5,00 €
4,50 €
4,00 €
Two competing tender offers
Mar-19
Mar-19
Apr-19
May-19
Jun-19
Jul-19
Aug-19
Sep-19
Oct-19
Nov-19
Dec-19
Jan-20
Feb-20

SHAREHOLDER STRUCTURE AS OF DEC 31, 2019

Biofrontera
Deep in dermatology


Free float
~ 40%
Deutsche
Balaton Group
~ 30%
Maruho Co., Ltd.
~ 30%

Shares outstanding: 44,849,365

Shareholder structure:

- Two major investors, each holding about 30%
- About 40% free float, including institutional investors and family offices in Europe and the U.S.

SENIOR LEADERSHIP TEAM

Biofrontera
Deep in dermatology



Prof. Hermann Lübbert, PhD
CEO & Founder

- Founded Biofrontera in 1997
- Extensive experience in academic research in the U.S. and Europe
- 10 years in research management at Sandoz Pharma and Novartis Pharma



Thomas Schaffer
CFO

- 25 years of experience in finance and venture capital
- CFO positions in small and multi-billion dollar businesses in technology and pharmaceuticals



Erica Monaco, CPA
CFO USA

- 15 years experience in finance, accounting and tax
- Previous positions within public accounting, non-profit and pharmaceutical leadership



Christopher Pearson
CCO USA

- 22 years experience in sales, marketing, corporate strategy and business development
- Held leadership positions in global pharmaceutical and biotech companies

INVESTMENT OPPORTUNITY

Biofrontera
Deep in dermatology

Our goal is to optimize the positioning and market potentials of Ameluz® and Xepi™, while becoming a leading specialty pharmaceutical company in dermatology.

PRODUCTS	PIPELINE	COMMERCIALIZATION	FINANCIAL PERFORMANCE	STOCK MARKET
Ameluz®: superior PDT drug for non-melanoma skin cancer	Low development risk due to approved products	Commercialization of Ameluz® in major pharmaceutical markets	Strong revenue growth and healthy balance sheet	Solid share price development
Xepi™: first new topical antibiotic on the US-market in over 10 years	Additional indications with similarly high market potentials possible	Multi-billion $ market opportunity with Ameluz® and Xepi™ in the U.S. alone		Listings on major global stock markets

CONTACT DETAILS



Biofrontera
Deep in dermatology

Prof. Hermann Lübbert, PhD
CEO & Founder
h.luebbert@biofrontera.com

Thomas Schaffer
CFO
t.schaffer@biofrontera.com

Pamela Keck
Head of IR
p.keck@biofrontera.com

Biofrontera AG
Hemmelrather Weg 201
D-51377 Leverkusen
Germany

Phone +49 (214) 876 32 -0
Fax +49 (214) 876 32 -90
Email ir@biofrontera.com
www.biofrontera.com